Exhibit 99.1

We have been trying to reach you regarding your vote at the important special meeting of shareholders of Weingarten Realty Investors to be held on August 3, 2021.

Your Board recommends you vote FOR the proposed merger with Kimco Realty Corp.

Since the WRI Merger Proposal requires approval by two-thirds of the outstanding shares, your vote is important, no matter how many or how few shares you may own. The failure of any shareholder to vote will have the same effect as a vote against the proposal to approve the merger.

Our proxy solicitor, Innisfree, can help you with voting your shares today or with any questions you may have about the special meeting. Please call:

Toll-free: (888) 750-5884 (from the U.S and Canada) or

+1 (412) 232-3651 (from other locations)

10:00 am-7:00 pm ET, Monday-Friday; 10:00am-2:00pm ET, Saturday

THANK YOU FOR YOUR SUPPORT--

YOUR VOTE MATTERS!